UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1
INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

GOOD HARBOR PARTNERS ACQUISITION CORP.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	000-51693 Commission File Number	20-3303304 (I.R.S. Employer Identification Number)

79 Byron Road
Weston, MA 02493
 (Address of principal executive offices)

(781) 237-1014
(Issuer’s Telephone Number)

Approximate Date of Mailing: June 18, 2010

GOOD HARBOR PARTNERS ACQUISITION CORP.
79 Byron Road
Weston, MA 02493

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN COMPOSITION OF THE BOARD OF DIRECTORS

June 18, 2010

This Information Statement is being furnished to holders of record of the common stock, par value $.0001 per share (“Common Stock”), of Good Harbor Partners Acquisition Corp., a Delaware corporation (the “Company,” “we,” “us” or “our”), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

No vote or other action by holders of our Common Stock is required in response to this Information Statement. Proxies are not being solicited.  You are urged to read this Information Statement carefully, but you are not required or requested to take any action in connection with this Information Statement.

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of June 18, 2010 of the outstanding shares of common stock, par value $0.0001 per share, of Good Harbor Partners Acquisition Corp., a Delaware corporation (“we,” “us,” “our,” “Good Harbor” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with the transactions contemplated pursuant to the terms and conditions of a Common Stock Purchase Agreement proposed to be entered into by and among, Ralph Sheridan (“Sheridan”), William McCluskey (“McCluskey”), Tarsier Nanocap Value Fund L.P., a Delaware limited partnership (“Tarsier”), Hummingbird Value Fund L.P., a Delaware Limited Partnership (“Hummingbird”), FI Investment Group LLC, a Virginia limited liability company (“FI Investment”, and each of Sheridan, McCluskey, Tarsier, Hummingbird and FI Investment, a “Seller” and collectively the “Sellers”) and David Chen-Te Yen, Nan-Fang Liu, Tzu-Yung Hsu, Ming-Cheng Lin, Syuan-Jhu Lin, Yuan-Hao Chang, Pei-Chi Yang, Parsh Patel and Su Yu Wei (the “Buyers”).   The terms of the Purchase Agreement are expected to provide that the Sellers shall sell to the Buyer an aggregate of 35,095,100 shares of the Common Stock of the Company, representing approximately 97.5% of the outstanding capital stock of the Company (the “Potential Transaction”).

Additionally, in connection with the Potential Transaction, under the proposed terms of the Purchase Agreement, we would experience a change in a majority of our Board of Directors. Upon the closing of the transactions pursuant to the Purchase Agreement, our Board of Directors, which currently consists of Ralph Sheridan, Paul Sonkin and John Mallon, will appoint certain individuals to be designated by the Buyer to the board of directors of the Company.  Ralph Sheridan, who is currently our President, Chief Executive Officer, Secretary and a director, John Mallon, a director and Paul Sonkin, a director, will then resign from their respective director and officer positions. Because of the change in the composition of our Board of Directors and the sale of securities pursuant to the Purchase Agreement, there will be a change of control of the Company on the date the Purchase Agreement is executed.

We have not entered into any binding or enforceable agreement with respect to the Potential Transaction, and no such agreement is expected to be executed until the consummation, if any, of the Potential Transaction.  Accordingly, there is no assurance that the Potential Transaction will occur, or that the anticipated terms of the Potential Transaction described in this Information Statement will not change materially prior to any consummation thereof.

Please read this Information Statement carefully. It describes the terms of the Potential Transaction and contains certain biographical and other information concerning our executive officers and directors after completion of the Potential Transaction.  The terms of the Potential Transaction and related matters described above and elsewhere in this Information Statement are merely a summary of the currently anticipated terms thereof and are subject to change.  In the event that we consummate the Potential Transaction, we expect to file a Current Report on Form 8-K.  The description of the Potential Transaction and related matters described above and elsewhere in this Information Statement are qualified in their entirety by the descriptions thereof set forth in any such Current Report on Form 8-K.  All Company filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

All descriptions of the Potential Transaction, its anticipated terms and anticipated consequences and anticipated related events and transactions set forth in this Information Statement are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve substantial known and unknown risks, uncertainties and other factors which may cause the Potential Transaction not to be consummated or may cause the actual terms, consequences of the Potential Transaction and related events and transactions to be materially different from those anticipated in the descriptions in this Information Statement, including the risks that the parties are unable to reach mutually agreeable business and legal terms for the Potential Transaction, some or all of the Sellers refuse to participate in the Potential Transaction, we are unable to perform our closing obligations with respect to the Potential Transaction, changes in market conditions, acts of terrorism or the outbreak or escalation of armed conflicts.

You should not place undue reliance on these forward-looking statements, which speak only as of the date that they were made. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to reflect actual results, later events or circumstances or to reflect the occurrence of unanticipated events.

No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the delivery to the Company’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders) in connection with transactions such as the Potential Transaction. Accordingly, the closing of the Potential Transaction and the resulting change in a majority of the Company’s directors will not occur until at least 10 days following the delivery of this Information Statement.  This Information Statement will be first mailed to the Company’s stockholders of record on or about June 18, 2010.

PROPOSED CHANGE IN CONTROL

Pursuant to the terms of the proposed Purchase Agreement, the Sellers will sell an aggregate of 35,095,100 shares (approximately 97.5%) of the Company’s outstanding Common Stock for an aggregate purchase price of $450,000.00. As a condition to the closing of the Proposed Transaction, the Notes (as hereinafter defined) shall be cancelled and certain fees and expenses in an aggregate amount of up to approximately $110,000 shall be paid by the Sellers. Additionally, in connection with the sale of stock contemplated by the proposed Purchase Agreement, upon the closing of the transactions contemplated by the Purchase Agreement, our Board of Directors will appoint certain individuals designated by the Buyers as directors of the Company. Immediately, thereafter, Ralph Sheridan, our President and a director, John Mallon, our Secretary and a director and Paul Sonkin will resign from their respective positions with the Company.

VOTING SECURITIES

As of June 18, 2010, we had 35,995,100 shares of Common Stock and no shares of any other voting or non-voting class or series of capital stock issued and outstanding.  Each share of Common Stock is entitled to one vote.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT PRIOR TO THE PROPOSED TRANSACTION

Beneficial Ownership Information as of June 18, 2010

The following table sets forth information regarding the beneficial ownership of the shares of our common stock as of June 18, 2010, except as noted in the footnotes below, by:

•	Each person whom we know to be the beneficial owner of 5% or more of our outstanding common stock;
•	Each of our executive officers;
•	Each of our directors; and
•	All of our executive officers and directors as a group.

As of June 18, 2010, 35,995,100 shares of our common stock were issued and outstanding. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable. Beneficial ownership is determined in accordance with the rules of the SEC.   The address of each stockholder is listed in the table.  There are no shares of any other class or series of stock issued and outstanding.

The following information is presented as of June 18, 2010.

Name and Address	Amount and Nature of Beneficial Ownership	Percentage of Class

Ralph S. Sheridan (1) 79 Byron Road Weston, MA 02493	8,700,100 (2)	24.2%

John C. Mallon (3) 79 Byron Road Weston, MA 02493	0	0%

Paul Sonkin (4) 79 Byron Road Weston, MA 02493	8,995,000 (5)	25%

Tarsier Nanocap Value Fund LP 145 East 57th Street, 8th Floor New York, NY 10022	8,995,000(5)

FI Investment Group, LLC 1600 Tysons Blvd Suite 1150 McLean, VA 22102	8,700,000	24.2%

William J. McCluskey 340 E. 63rd Street #6-A New York, NY 10021	8,700,000	24.2%

All Directors and Officers as a Group (3 individuals)	17,695,100	49.2%

(1)	Ralph Sheridan is President, Secretary and a director of the Company.
(2)
Does not include 1,252,000 shares of Common Stock issuable upon exercise of Class W warrants and Class Z Warrants held by Mr. Sheridan that are not exercisable and will not be exercisable within the next 60 days.

(3)	John C. Mallon is a director of the Company.
(4)	Paul Sonkin is a director of the Company.
(5)
Represents 10,000 shares of Common Stock held of record by Hummingbird Value Funds, LLP and 8,985,000 shares of Common Stock held of record by Tarsier Nanocap Value Funds, L.P.  Mr. Sonkin may be deemed to beneficially own the securities held of record by Hummingbird Value Funds LP and Tarsier Nanocap Value Funds, L.P., as principal of both.

Anticipated Beneficial Ownership Information

The following table sets forth information with respect to the anticipated levels of beneficial ownership of our common stock owned after giving effect to the Potential Transaction by:

•	Each person who we know to be the beneficial owner of 5% or more of our outstanding common stock;
•	Each of our executive officers;
•	Each of our directors; and
•	All of our executive officers and directors as a group.

We currently have 35,995,100 shares of our common stock issued and outstanding. In connection with the Purchase Agreement, 35,095,100 shares of our common stock will be sold to the Buyers, representing approximately 97.5% of our outstanding common stock.

The following information is presented on a forward-looking basis assuming the consummation of the Potential Transaction on the terms currently anticipated.

Name and Address of Anticipated Beneficial Owner	Anticipated Amount and Nature of Beneficial Owner	Anticipated Percent of Class

Anticipated 5% or Greater Stockholders:

David Chen-Te Yen (1) 11th Fl, 185, Ming Yo, 11th Street Tao Yuan, Taiwan	25,700,000	71.40%

Parsh Patel (2) 43677 Nebel Trail Clinton Township, Michigan 48083	100,000	0.28%

Syuan-Jhu Li (3) 11th Fl, 185, Ming Yo, 11th Street Tao Yuan, Taiwan	1,500,000	4.16%

Wan-Fang Liu (4) 11th Fl, 185, Ming Yo, 11th Street Tao Yuan, Taiwan	1,500,000	4.16%

Tzu Yung Hsu (5) 81, Fu Shan Street Tao Yuan, Taiwan	1,500,000	4.16%

All anticipated directors and executive officers as a group (5 persons):	30,300,000	84.16%

(1)	David Chen-Te Yen is expected to serve as the Company’s President and Chairman of the Board of Directors after the closing of the Proposed Transaction.

(2)	Parsh Patel is expected to serve as Company’s Chief Executive Officer, Secretary and a director after the closing of the Proposed Transaction.

(3)	Syuan-Jhu Li is expected to serve as a director after the closing of the Proposed Transaction.

(4)	Wan-Fang Liu is expected to serve as a director after the closing of the Proposed Transaction.

(5)	Tzu Yung Hsu is expected to serve as a director after the closing of the Proposed Transaction.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS

Effective upon completion of the transactions contemplated by the proposed Purchase Agreement, following the expiration of the 10-day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to our shareholders, our board of directors, which currently consists of Ralph Sheridan, John C. Mallon and Paul Sonkin, will elect David Chen-Te Yen to serve as Chairman of the Board of Directors and Parsh Patel, Syua-Jhu Li, Wan-Fang Lin and Tzu Yung Hsu to the Board of Directors of our Company.  Immediately after the election of the new directors, Mr. Sheridan, who is currently our President, Chief Executive Officer, Secretary and a director, Mr. Mallon and Mr. Sonkin, each a director, will then resign from all of their director and officer positions with our Company upon the closing of the transactions contemplated by the Proposed Transaction.  The remaining directors will then appoint Mr. David Chen-Te Yen to serve as President and Mr. Patel to serve as Chief Executive Officer and Secretary.

 The following discussion sets forth information regarding our current executive officers and directors and our proposed executive officers and directors after completing the transaction under the proposed Purchase Agreement.

CURRENT EXECUTIVE OFFICERS AND DIRECTORS

Ralph S. Sheridan, 60, has been our Chief Executive Officer, Secretary and a Director since August 2005. He was appointed as our President on June 16, 2008.  Mr. Sheridan is a frequent spokesman on technology solutions to complex security problems with particular emphasis on cargo crime and cross border trade, detection of nuclear materials and cyber threats to process control systems. Since June 2003, Mr. Sheridan has been the Managing Partner of Value Management LLC, which provides technology start-up assistance, realignment and business development advisory services. From 1993 to May 2003, Mr. Sheridan was the President and Chief Executive Officer of American Science & Engineering, Inc., a Nasdaq listed company that provides X-ray detection equipment and contract technology development for the detection of explosives, drugs, weapons and illegal immigrants, as well as manifest verification for cargo. From 1990 to 1993, Mr. Sheridan served as the President of Value Management Corp., a consulting and investment banking firm founded by Mr. Sheridan which focused on turnarounds of technology businesses. From 1987 to 1989, Mr. Sheridan was President and Chief Executive Officer of HEC Energy Corp., an energy services company. Prior to that, from 1981 to 1986, Mr. Sheridan held positions in business development and international operation at Combustion Engineering, Inc., an engineering services and systems company, including Vice President of Operations from 1984 to 1986 for the Engineered Systems and Controls Group that he built from four acquisitions. From 1976 to 1981, Mr. Sheridan held positions in business development and international operations at Continental Group, a diversified packaging, financial services and gas pipeline company. From 1974 to 1976, Mr. Sheridan held positions at W.R. Grace, a specialty chemicals and materials company. He currently serves on the Board of Ion Signature Technologies, a private company focused on advanced data analysis software for analytical instrumentation and the board of StegoSystems Inc., a private company providing enterprise security software to identify and prevent the execution of malicious or foreign code. Mr. Sheridan received a B.S. in Chemistry and an M.B.A. from Ohio State University.

John C. Mallon, 75, has been a member of our Board of Directors since August 2005. Since 1995, Mr. Mallon has been the Senior Managing Director of Mallon Associates (formerly a division of C.E. Unterberg, Towbin), an investment bank exclusively serving the global security industry. In 2008, he was appointed Chairman of Mace Security International, Inc., a public company that manufactures and distributes defensive chemical sprays, video surveillance cameras and other security products.  From 1970 to 1991, he was co-founder, President and Vice Chairman of IBI Security Services, Inc., a former public company engaged in alarm, guard and armored carrier services. He is currently Chairman of IBI Armored Services, a private company that provides armored carrier, high value shipping and money processing services. Prior to earning a law degree and entering the security industry, he was a police and investigative reporter, and later labor editor, for the New York Daily News. Mr. Mallon received his B.S. from Columbia University and an L.L.B. from St. John’s University School of Law.

Paul D. Sonkin, 42, was elected to our board of directors in November of 2009.  He has served as the Chief Investment Officer to Hummingbird Value Fund, L.P., a Delaware limited partnership, since its inception in December 1999, and to Tarsier Nanocap Value Fund, LP, since its inception in June 2005. Since January 1998, Mr. Sonkin has served as an adjunct professor at Columbia University Graduate School of Business, where he teaches courses on securities analysis and value investing. From May 1998 to May 1999, Mr. Sonkin was a senior analyst at First Manhattan & Co., a firm that specializes in mid and large cap value investing. From May 1995 to May 1998 Mr. Sonkin was an analyst and portfolio manager at Royce & Associates, which practices small and micro cap value investing. Mr. Sonkin is a member of the Board of Directors of Conihasset Capital Partners, Inc. and QueryObject Systems Corp. Mr. Sonkin received an MBA from Columbia University and a BA degree in Economics from Adelphi University.

Significant Employees

As of the date hereof, the Company has no significant employees.

Family Relationships

None.

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past five years.

Board of Directors and Committees

The Company does not have standing audit, nominating or compensation committees of the Board or committees performing similar functions because the Company has no meaningful operations and no employees.  These functions are currently performed by the Board as a whole.  The Company does not have a qualified financial expert at this time because it has not been able to hire a qualified candidate. Further, the Company believes that it has inadequate financial resources at this time to hire such an expert.

Board Meetings and Shareholder Communications

The Board conducted all of its business and approved all corporate action during the fiscal year ended December 31, 2009 by the unanimous written consent of its members, in the absence of formal board meetings.  Holders of the Company’s securities can send communications to the board via mail or telephone to the President at the Company’s principal executive offices.  The Company has not yet established a policy with respect to Board members’ attendance at the annual meetings.  A stockholder who wishes to communicate with our board of directors may do so by directing a written request addressed to our President at the address appearing on the first page of this Information Statement.

Director Independence

Presently we are not required to comply with the director independence requirements of any national securities exchange.  Prior to having our securities listed on any national securities exchange, we would appoint directors that meet the independence requirements of the applicable exchange.

Code of Ethics

The Company has adopted a formal code of ethics statement for senior officers and directors (the “Code of Ethics”) that is designed to deter wrongdoing and to promote ethical conduct and full, fair, accurate, timely and understandable reports that the Company files or submits to the Securities and Exchange Commission and others. The Code of Ethics is available on the Company website, www.goodharborpartners.com.

ANTICIPATED FUTURE DIRECTORS AND EXECUTIVE OFFICERS

If the Potential Transaction is consummated, we would make the following changes to our Board of Directors and executive officers:

●
Immediately after the closing, if any, our Board of Directors would elect David Chen-Te Yen to serve as Chairman of the Board of Directors and Parsh Patel, Syua-Jhu Li, Wan-Fang Lin and Tzu Yung Hsu to serve as directors on the Board of Directors;

●
Immediately after the closing and the Board of Directors elects the new directors, Ralph Sheridan would subsequently resign as a director and from each other position he holds with the Company, including resigning from his position as our President and Secretary;

●	Immediately after the closing and the Board of Directors elects the new directors, John C. Mallon and Paul Sonkin would resign as directors;

●	The new Board of Directors would then appoint David Chen-Te Yen to serve as President and Parsh Patel to serve as Chief Executive Officer and Secretary of the Company.

The following table sets forth the respective names, ages and positions of our anticipated directors and executive officers on a forward-looking basis assuming the Potential Transaction is consummated. All of the directors identified below would be elected to the Board of Directors immediately after the consummation, if any, of the Potential Transaction.

Name	Age	Anticipated Position
David Chen-Te Yen	44	President and Chairman of the Board
Parsh Patel	56	Chief Executive Officer, Secretary and Director
Syuan-Jhu Li	49	Director
Wan-Fang Lin	43	Director
Tzu Yung Hsu	39	Director

David Chen-Te Yen has served as the Chief Executive Officer (Asian Division) of Mineral Mining Corporation, a Colorado public company listed on the Frankfurt Exchange, since July of 2007, where his responsibilities include overseeing the company’s Asian operations, including mergers and acquisitions, business development, planning and administration. From 2003-2007, Mr. Yen  served as the Chief Executive Officer of De Yi Biotech Ltd., an entity which manufactures environmentally friendly containers and kitchen equipment such as disposable bowls and dishes.  From 1992-2003, he  served as the  Chief Operating Officer of  Long Yen Funeral Services, a large crematory company in Taiwan, where he was responsible for the day to day operations of the  company. Mr. Yen was awarded a B. S. Degree from Taipei College of Maritime Technology. Mr. Yen has business connections in both the United States and East Asia which should be helpful to the Company in the future.

Parsh Patel has served as the Chief Technical Director of Android Inc. in Auburn Hills, Michigan since 2008.  From 2005 to 2008 he served as the Chief Technical Officer of Avanti Systems, Inc. and while stationed in Taipei, Taiwan and in ShangHai, China he was responsible for manufacturing quality control and sequenced delivery.  Mr. Patel was awarded a B.S. in Chemistry and Mathematics from Grand Valley State University, 1975.  Mr. Patel’s experience in information technology will be helpful to the Company in the future.

Syuan-Jhu Li has served as the Chief Executive Officer of Espoir Nature, Inc., a cosmetic and herbal medicine company based in Taiwan since 2004, where he is responsible for the day to day operations of the company.  He was awarded a B.S. in accounting from National Open University in Taiwan.  Mr. Li’s experience with day to day business operations should be helpful to the Company in the future.

Wan-Fang Lin has served as the President of Natural Beauty Inc. of ShenZhen, China since 2004. Mr. Lin is responsible for the day to day operations of this company whose main products are cosmetics and other beauty products. Natural Beauty, Inc. is a public company headquartered in Hong Kong and listed on the Hong Kong exchange.  Mr. Lin’s experience with day to day business operations should be helpful to the Company in the future.

Tzu Yung Hsu has served as the Chief Executive Officer of Guo-Xun Marketing Consultant, Inc. since 2008, a company that focuses primarily on web design, IT services, marketing and consulting for small to medium sized companies from various industries in Taiwan.  Mr. Hsu’s business experience, particularly in sales and marketing should be helpful to the Company in the future.

DIRECTOR AND OFFICER COMPENSATION

The following table sets forth information concerning the compensation for the fiscal years ended December 31, 2009 and 2008 of the principal executive officer, principal financial officer, in addition to our three most highly compensated officers whose annual compensation exceeded $100,000, all prior to the consummation of the transaction contemplated by the Proposed Transaction.

Name and Position	Year	Salary	Bonus	All other compensation	Total
Ralph Sheridan	2009	$-	$-	$-	$-
President, CEO, Secretary and Director	2008	$-	$-	$-	$-
	2007	$-	$-	$-	$-

Grants of Plan-Based Awards in 2009

There were no option grants in 2009.

Outstanding Equity Awards at 2009 Fiscal Year End

There were no option exercises or options outstanding in 2009.

Option Exercises and Stock Vested in Fiscal 2009

There were no option exercises or stock vested in 2009.

Pension Benefits

There were no pension benefit plans in effect in 2009.

Nonqualified defined contribution and other nonqualified deferred compensation plans

There were no nonqualified defined contribution or other nonqualified deferred compensation plans in effect in 2009.

Employment Agreements

We have no employment agreements with any of our executive officers.

Director Compensation

Name	Year	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
All Directors (total of 3 persons)	2009	-	-	-	-	-	-	-
	2008	-	-	-	-	-	-	-
	2007	-	-	-

For the years ended December 31, 2009, 2008 and 2007, none of the members of our Board of Directors received compensation for his or her service as a director. We do not currently have an established policy to provide compensation to members of our Board of Directors for their services in that capacity.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act requires the Company’s directors and officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company’s review of the copies of the forms received by it during the fiscal year ended December 31, 2009 and written representations that no other reports were required, the Company believes that no person who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of common stock failed to comply with all Section 16(a) filing requirements during such fiscal year.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On May 12, 2009, the Company, received loans for an aggregate amount of $24,000, in the amount of $6,000 from each of Sheridan, McCluskey, Hummingbird and FI Investment (the “Noteholders”).  The Company issued promissory notes (the “Notes”) to each of the Noteholders, pursuant to which the principal amounts thereunder shall accrue interest at an annual rate of 10%, and such principal and all accrued interest shall be due and payable on or before the earlier of (i) May 12, 2017 or (ii) the date the Company consummates a business combination with a private company in a reverse merger or reverse takeover transaction or other transaction after which the company would cease to be a shell company (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended).  As of the date of this filing, the Notes have not been repaid and it is anticipated that the Notes will be cancelled upon the closing of the transactions contemplated by the proposed Purchase Agreement.

On June 18, 2009, the Company repurchased an aggregate of 1,200,000 shares (the “Shares”) of its Common Stock from HCFP Brenner Holdings, LLC (“HCFP”) for an aggregate purchase price equal to $30,000 (the “Repurchase”) and pursuant to the terms and conditions contained in that certain repurchase agreement (the “Repurchase Agreement”).  HCFP was the underwriter in the Company’s initial public offering. The Repurchase Agreement is filed as Exhibit 10.1 to the Company’s Form 8-K filed with the Securities and Exchange Commission on June 24, 2009 and incorporated herein by reference.

 On June 18, 2009, the Company sold 1,200,000 shares of its common stock, par value $.0001 per share (the “Common Stock”) to Tarsier Nanocap Value Fund LP, a Delaware limited partnership (“Tarsier”).  The Company sold such shares of Common Stock to Tarsier for an aggregate purchase price equal to $30,000 (the “Sale of Stock”) and pursuant to the terms and conditions contained in that certain common stock purchase agreement (the “Purchase Agreement”).  Paul Sonkin, a director of the Company is a principal of Tarsier. The Company consummated the Sale of Stock under the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”). The Purchase Agreement is filed as Exhibit 10.2 to the Company’s Current report on Form 8-K filed with the Securities and Exchange Commission on June 24, 2009 and is incorporated herein by reference.

On November 13, 2009, the Company offered and sold an aggregate of 30,000,000 shares of Common Stock for an aggregate purchase price equal to $30,000, to Ralph S. Sheridan, an officer and director of the Company and three of the Company’s current shareholders, William McCluskey, Tarsier Nanocap Value Funds, L.P. and FI Investment Group, LLC pursuant to the terms and conditions set forth in the form of common stock purchase agreement (the “Common Stock Purchase Agreements”), attached as Exhibit 10.3 to the Company’s Form 10-Q filed for the quarter ended September 30, 2009. The Company sold these shares of Common Stock under the exemption from registration provided by Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

Except as otherwise indicated herein, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K.

 Director Independence

The Company is not a listed issuer whose securities are listed on a national securities exchange, or an inter-dealer quotation system which has requirements that a majority of the board of directors be independent. Under NASDAQ Rule 5605(a)(2)(A), a director is not considered to be independent if he or she also is an executive officer or employee of the corporation. Under such definition, our director, Ralph Sheridan would not be considered independent as he also serves as an executive officer of the Company. Our directors John Mallon and Paul Sonkin would be considered independent.

LEGAL PROCEEDINGS

There are presently no legal proceedings to which the Company, any executive officer, any owner of record or beneficially of more than five percent of any class of voting securities is a party or as to which any of its property is subject, and no such proceedings are known to the Company to be threatened or contemplated against it.

By Order of the Board of Directors,

/s/	Ralph S. Sheridan
Ralph S. Sheridan
President

Dated: June 18, 2010